TSX: NGD   NYSE American: NGD

NEW GOLD PROVIDES NEW AFTON TAILINGS STORAGE FACILITY UPDATE

August 10, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) provides an update on its tailings facilities at the Company's New Afton Mine, located in Kamloops B.C.

During regular inspections of the New Afton Tailings Storage Facility completed on August 9th, the Company observed geotechnical variances that require further review by the Engineer of Record ("EOR"). Out of an abundance of caution, the Company has elected to suspend underground mining activities allowing its EOR appropriate time to review the findings.

Milling operations continue unaffected and are utilizing the existing surface stockpile. In-pit tailings deposition is ongoing as planned. New Gold has alerted and is working with the relevant regulatory authorities to address the situation, and will issue further updates as appropriate.

Our priority remains the health, safety and wellbeing of our employees, contractors and communities.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President, Strategy & Business Development	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com